NEWGIOCO GROUP

September 2018
Strictly Confidential

ODISSEA
betriebsinformatik beratung gmbh

Disclaimer

This Presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," “forecast,” "plans," "intends," "potential" and similar expressions. These statements reflect the company's current beliefs and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.

Factors which may cause such differences include the company's ability to complete additional acquisitions, expand our distribution, increase our client base and other risks disclosed in the Company's SEC filings. The company undertakes no obligation to update or advise in the event of any change, addition or alteration to the information covered in this press release, including such forward-looking statements.

Corporate Foundation and Expansion

READY FOR HYPER GROWTH !!

Newgioco listed
OTCBB: NWGI

Aquires 100% of Multigioco Srl and its online gaming license

Completed Key Acqusitions
- Multigioco Srl
- Ulisse GmbH
- Odissea GmbH

2019 Focus placed on:
- USA Supreme Court ruling to allow sports wagering
- USA Ready

AUG 2014

JAN 2015

JAN-JUN 2016

JUL 2016

JUL 2017

MAY 2018

SEPT 2018

Completes Certification of Odissea technology, becoming a fully integrated gaming operator.

NWGI raises US $7.5mm with 130 new investors in Convertible Debenture

SOLID FOUNDATION BUILT !!

Logically Connected Growth Steps

Next Steps: 2020+

Multi Market Phase III

- **Multi States and Countries**

In Play

USA Phase II

- **Targeted States**

Completed

Italy Phase I

- **The Foundation**
- **Multi On-Line Reg Compliant**

Building a Foundation for GROWTH

Global Market Size - $400bn

Built a Solid Starting Foundation in Italy – Highly Regulated Market

In 2016, the Italian regulated online leisure gaming market was valued at over $1.2bn after payouts, from $860mm in 2015.

- Grown to over $1.8bn in 2017;
- Fully regulated, producing over $300mm in 2016 tax revenue;
- Now the largest in Europe; ahead of UK;
- Very robust starting grounds for the global market for Newgico



Competitive Landscape Today in Italy

Italy No One Dominant Player – We are taking market share !

VENDOR	MARKET SHARE
Bet365 (Hillside PLC)	18.23%
SNAITECH	11.36%
Eurobet Italia (GVC/Ladbrokes Coral)	11.13%
planetwin (SKS365)	9.69%
Sisal Entertainment	8.81%
Lottomatica Scommesse	7.89%
Goldbet	7.18%

Newgioco approx. 1% of market
and growing quarter on quarter approaching ½ Billion Euros of Handle

Italian Market is Resilient and Reliable


Italy - Consumer Confidence vs Sports Betting GGR
5.00
0.00
-5.00
-10.00
-15.00
-20.00
-25.00
-30.00
-35.00
-40.00
-45.00
900.00
800.00
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
2010 €213M
2011 €209M
2012 €167M
2013 €192M
2014 €224M
2015 €277M
2016 €362M
2017 €556M
2018E €842M
Sports Betting (GGR) - €M
Consumer Confidence (LHS)

Italy Sportsbetting Market Update (Jan - July 2018)

Retail Betting (€M)	€	491
Online Betting (€M)	€	361
Total SB market (€M)	€	852

	Top 3 Cities				
		Naples		Rome		Milan
# Retail Betting Points		1,263		804		722
Handle (€M)	€	448	€	224	€	140
Handle/store/mth	€	**50,673**	€	**39,712**	€	**27,622**
Revenue (€M)	€	71.4	€	39.2	€	26.3
Margins		15.9%		17.5%		18.8%
Revenue/store/mth	€	**8,076**	€	**6,965**	€	**5,204**

USA Expansion Ready

- Leverage Italy & Newgioco Solid Technology Foundation
- Very targeted USA Markets and Regulatory Strategy
- Careful analysis of North America Crypto Policy for Wagering
- Board of Directors with NASDAQ ready and NV Gaming compliant backgrounds

USA Evolving Map



WA
OR
ID
MT
ND
SD
WY
NE
NV
UT
CO
CA
AZ
NM
KS
OK
TX
AK
HI
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
OH
KY
TN
AL
GA
SC
NC
VA
WV
PA
NY
VT
ME
NH
MA
RI
CT
NJ
DE
MD
DC
FL
Live in 2018
Live in 2019-20
Live in 2021-22
Live after 2022
Unlikely to authorize

Every 1% USA Market Penetration

Doubles Revenue!

(Live in 2018)				*NOT A FOCUS*
• Delaware • Mississippi • Nevada • New Jersey • West Virginia	• Connecticut • Illinois • Oregon • Pennsylvania • Rhode Island	• Arizona • Colorado • Florida • Indiana • Iowa • Kansas • Kentucky • Maryland • Massachusetts • Michigan • Minnesota • Missouri • New York* • Ohio • Oklahoma • Wisconsin • Montana	• Alabama • Arkansas • California • Georgia • Idaho • Louisiana • Maine • Montana • Nebraska • New Hampshire • New Mexico • North Carolina • North Dakota • South Dakota • Texas • Vermont • Virginia • Washington	• Alaska • Hawaii • South Carolina • Tennessee • Utah • Wyoming
6%	11%	39%	39%	5%

Mainly GLI 33 Markets →

Newgioco 2019 – 2022 FOCUS – Targeted Agreements Underway

EST. PERCENTAGE OF THE U.S. ADULT POPULATION

Gross Populaltion	Est Adult Gamers	Est Patrons	Avg Annual Play	@% Served	GGR $	Mid Point Hold	Rev
150,000,000	25%	37,500,000	$ 800.00	1%	$ 300,000,000	9%	$27,000,000

What if at 1% …..! Very Accretive ….

Competitive Landscape

Today in the U.S.

William HILL | ELDORADO RESORTS

William HILL | FANDUEL

Kambi | DRAFT KINGS

Sportech PLC | sportradar

MGM RESORTS INTERNATIONAL | GVC Holdings

kindred | SG SCIENTIFIC GAMES

SG SCIENTIFIC GAMES | CAESARS ENTERTAINMENT

SBTech we know sports | CHURCHILL DOWNS

- a small sample of pairing deals already in the works
- Who’s partnering with the tribal casinos?

Newgioco System Technology Advantages

- **Built from ground-up to scale…**
- **Unique shop-client architecture**
- **Robust, highly flexible Sportsbook engine**
- **Delivers MAXIMUM transaction power with:**
  - ✓ **Latest Microsoft .NET on Doker™ infrastructure**
  - ✓ **Stress-tested to 200K bets/minute**
  - ✓ **Octopus™ deployment**
  - ✓ **RabbitMQ™ communication**
  - ✓ **Built-in Artificial Intelligence learning bots**
  - ✓ **Built-in adaptive Business Intelligence and CRM modules**
  - ✓ **Built-in multi-channel functionality for all payment systems**

Newgioco Platform is Crypto Friendly


NEWGIOCO
GROUP
ODISSEA
betriebsinformatik beratung gmbh
NEW GIOCO

Cryptocurrency's Changing Role With Legalized Sports Betting

Growth Performance and Trajectory


Revenue
2014
2015
2016
2017e
2018e
2019e
2020e
2021e

- ***$6.5 million in net cash***
- ***Profitable operations***
- ***YTD YonY Growth 118%***

$M	2016(A)	2017(A)	H1 2018(A)	2018E*
Revenue	$8.9	$22.9	$17.4	$35.4
EBITDA	$0.0	$3.6	$1.7	$3.8

* Echelon Wealth Partners estimates

Can Double Revenues and Triple EBITDA Performance with 1% USA Targeted Market Penetration

Leadership Team - Directors

Michele (Mike) Ciavarella	CEO & Director	Capital Markets Professional with Experience in Europe & Asia
Alessandro Marcelli	President	20 years professional experience in the gaming and technology industry
Luca Pasquini	Chief Technology Officer & Director	Co-founded Odissea, leading edge sports betting & gaming technology system
Beniamino (Benji) Gianfelici	V.P. of Regulatory Affairs	Founder and a director of Newgioco Srl and has over 35 years of experience in the gaming industry in Italy
Harold Wolkin	Independent Director, Chairman	A former executive, investment banker and financial analyst with over 30 years of business success
Russ McMeekin	Independent Director	Former President & CEO of Progressive Gaming International; previously served as a member of the board of the American Gaming Association (AGA) and the Canadian Gaming Association (CGA)
Bill Rutsey	Independent Director	A highly accomplished career as a senior executive and an advisor to the public and private sectors in the gaming, sports and entertainment and real estate fields; past CEO of the CGA for 12 years

European Gaming Comparables

	Ticker	Price (Local)	Mkt Cap. (US$M)	LTM Rev (US$M)	EV/Sales 2017	EV/Sales 2018	EV/Sales 2019	EV/EBITDA 2017	EV/EBITDA 2018	EV/EBITDA 2019	P/E 2017	P/E 2018	P/E 2019
Newgioco Group Inc	**NWGI**	**0.55**	**42**	**32**	**NM**	**1.0**	**0.9**	**NM**	**9.4**	**6.6**	**NM**	**NM**	**13.8**
William Hill PLC	WMH-GB	2.49	2,744	2,253	1.4	1.4	1.3	6.2	6.8	6.6	9.0	10.7	10.2
Playtech plc	PTEC-GB	4.99	2,033	982	3.0	1.8	1.4	7.5	7.1	5.7	8.5	8.9	7.8
International Game Technology PLC	IGT	20.11	4,101	4,941	2.3	2.3	2.3	6.8	6.5	6.4	23.4	17.5	11.2
GVC Holdings PLC	GVC-GB	10.96	8,134	1,011	4.1	1.0	0.9	14.7	4.5	4.1	22.0	13.8	12.5
Paddy Power Betfair plc	PPB-GB	70.15	7,403	2,398	3.3	3.1	2.8	12.2	12.2	12.0	17.8	17.8	17.3
Kindred Group plc Shs Swedish Deposito	KIND-OME	109.10	2,753	1,161	3.1	2.5	2.3	12.8	11.2	11.7	16.9	15.3	16.0
INTRALOT SA	INLOT-ATH	0.80	145	1,115	0.7	0.6	0.6	4.2	4.2	3.8	NM	NM	NM
Stars Group Inc.	TSGI-CA	33.99	7,014	1,494	4.8	3.0	2.1	10.5	7.8	5.6	11.7	12.0	10.5
bet-at-home.com AG	ACX-DE	60.20	488	129	2.5	2.5	2.5	8.8	8.7	9.0	13.6	13.1	13.4
888 Holdings Plc	888-GB	2.31	1,079	542	1.9	1.6	1.5	11.3	8.6	8.2	16.5	14.4	13.8
Betsson AB Class B	BETS.B-SE	69.78	1,059	599	2.3	2.1	1.9	9.4	7.9	8.4	12.9	10.3	11.2
LeoVegas AB	LEO-SE	64.35	703	306	3.3	1.9	1.5	26.5	11.1	9.1	36.2	16.5	11.5
Cherry AB Class B	CHER.B-SE	55.00	626	313	3.2	2.4	2.1	16.9	9.8	9.2	77.5	14.0	12.0
Mr Green & Co AB	MRG-SE	42.20	189	170	1.0	0.7	0.6	6.5	5.0	4.0	15.7	14.8	9.8
Sportech PLC	SPO-GB	0.64	154	83	NM	NM	NM	NM	NM	NM	NM	NM	NM
				Averages:	**2.6**	**1.9**	**1.7**	**11.0**	**8.0**	**7.4**	**21.7**	**13.8**	**12.1**
Source: FactSet				**Medians:**	**2.7**	**2.0**	**1.7**	**10.0**	**7.8**	**7.4**	**16.5**	**14.0**	**11.5**

NEWGIOCO GROUP

Summary - Newgioco is Game Ready !

- Newgioco is an established and recognized player in Sports Betting in Europe (Italy); this provides a solid starting point for USA expansion
- USA represents a logical high growth and very accretive expansion initiative for Newgioco
- Robust Initiatives to continue sustainable 2X per year growth trajectory

NEWGIOCO GROUP